DropCar, Inc.

1412 Broadway, Suite 2105

New York, New York 10018

May 23, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	DropCar, Inc. Registration Statement on Form S-3

Filed April 16, 2018, as amended on May 4, 2018 and May 17, 2018

File No. 333-224300

Dear Mr. Lindsay:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, DropCar, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, May 25, 2018, at 9:30 a.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed Kenneth R. Koch, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6768.

Thank you very much.

Very truly yours,

DropCar, Inc.

/s/ Spencer Richardson
By: Spencer Richardson
Title: Chief Executive Officer

cc:	Daniel A. Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.